[Letterhead of Sutherland Asbill & Brennan LLP]

June 18, 2007

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Technology Investment Capital Corp.

Registration Statement on Form N-2 filed on April 16, 2007

File No. 333-142154

Dear Mr. Di Stefano:

On behalf of Technology Investment Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company regarding the Company’s Registration Statement on Form N-2 (File No. 333-142154). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	We note your response to prior comment 3. Please provide confirmation that you will file an updated legal opinion by means of a post-effective amendment to the Registration Statement in connection with each “takedown” offering from the Registration Statement.

The Company confirms to the Staff that it will file an updated legal opinion by means of a post-effective amendment to the Registration Statement in connection with each “takedown” offering from the Registration Statement.

2.	We note that the capital gains portion of your investment adviser’s incentive fee is calculated on a year-to-year basis. Please revise your discussion of how the capital gains portion of the incentive fee is calculated to clarify how your investment adviser’s incentive fee could be effected as a result of using the year-to-year method of calculation.

The Company has revised the disclosure set forth in the section of the prospectus entitled “Portfolio Management—Investment Advisory Agreement” in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

/s/ Cynthia M. Krus

Cynthia M. Krus